Florham Consulting Corp.
845 Third Avenue, 6th Floor
New York, New York 10022

January 8, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Sonia Barros

Re:          Florham Consulting Corp.
Request to Withdraw Post-Effective Amendment No. 4 to
Registration Statement on Form S-1 (File No. 333-142212)
Filed on December 31, 2009
(Accession Number 0001384086-09-000023)

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Florham Consulting Corp. (the "Registrant") hereby requests the withdrawal of Post-Effective Amendment Number 4 to the Registration Statement on Form S-1 (File No. 333-142212) filed with the Securities and Exchange Commission (the "Commission") on December 31, 2009 (“PE Amendment 4”) bearing Accession Number 0001384086-09-000023.

Such withdrawal is being requested because PE Amendment 4 was improperly filed for purposes of deregistering the unsold shares of common stock of the Registrant registered under the Registration Statement on Form S-1 (File No. 333-142212), as subsequently amended.  The Registrant intends to file a post-effective amendment on Form S-1 as soon as possible to properly deregister the unsold shares.

The Company respectfully requests that the Commission grant the request to withdraw the improperly filed PE Amendment 4 as soon as possible.  If the Commission has any questions or needs any additional information regarding this request, please contact Eric A. Pinero, Esq. at (212) 751-4300.

Yours truly,

FLORHAM CONSULTING CORP.

By:	/s/ Joseph J. Bianco
Joseph J. Bianco
Chief Executive Officer